Exhibit 99.2

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Aurinia Pharmaceuticals Inc. (the “Company”)
#1203-4464 Markham Street
Victoria, BC V8Z 7X8
Canada

Item 2	Date of Material Change

December 4, 2019

Item 3	News Release

A news release was issued and disseminated by the Company through Business News Wire on December 4, 2019.

Item 4	Summary of Material Change

The Company announced positive efficacy and safety results from its pivotal AURORA Phase 3 trial of voclosporin, in combination with mycophenolate (“MMF”) and low-dose corticosteroids, in the treatment of lupus nephritis (“LN”).

Item 5	Full Description of Material Change

The Company announced positive efficacy and safety results from its pivotal AURORA Phase 3 trial of voclosporin, in combination with MMF and low-dose corticosteroids, in the treatment of LN.

This global study, in which 357 patients with active LN were enrolled, met its primary endpoint of achieving renal response at 52 weeks, demonstrating response rates of 40.8% for voclosporin vs. 22.5% for the control (OR 2.65; p < 0.001). Additionally, all pre-specified hierarchical secondary endpoints achieved statistical significance in favor of voclosporin, which included renal response at 24 weeks, partial renal response at 24 and 52 weeks, time to achieve urinary protein-to-creatinine ratio (“UPCR”) ≤ 0.5, and time to 50% reduction in UPCR. The robustness of the data was also supported by all pre-specified subgroup analyses (age, sex, race, biopsy class, region, and prior MMF use) favoring voclosporin.

	Measure	Result	Odds Ratio [95% CI]	p-value
Primary Endpoint	Renal Response at 52 weeks	Voclosporin 40.8% Control 22.5%	2.65 [1.64, 4.27]	p < 0.001

Secondary Endpoints	Renal Response at 24 weeks	Voclosporin 32.4% Control 19.7%	2.23 [1.34, 3.72]	p = 0.002

	Partial Renal Response at 24 weeks	Voclosporin 70.4% Control 50.0%	2.43 [1.56, 3.79]	p < 0.001

	Partial Renal Response at 52 weeks	Voclosporin 69.8% Control 51.7%	2.26 [1.45, 3.51]	p < 0.001

	Time to UPCR ≤ 0.5	Voclosporin faster than Control	2.02 [1.51, 2.70] Hazard Ratio	p < 0.001

	Time to 50% reduction in UPCR	Voclosporin faster than Control	2.05 [1.62, 2.60] Hazard Ratio	p < 0.001

Voclosporin was generally well tolerated with no unexpected safety signals. Serious adverse events (“SAEs”) were reported in 20.8% of voclosporin patients vs. 21.3% in the control arm. Infection was the most commonly reported SAE with 10.1% of voclosporin patients versus 11.2% of patients in the control arm. Overall mortality in the trial was low, with six deaths observed; one in the voclosporin arm and five in the control group. None of the deaths were determined to be treatment related. Additionally, the voclosporin arm showed no significant decrease at week 52 in estimated glomerular filtration rate or increase in blood pressure, lipids or glucose, which are common adverse events associated with legacy calcineurin inhibitors (“CNIs”).

Voclosporin was granted Fast Track designation by the Food and Drug Administration of the United States Government (“FDA”) in 2016. The Company expects to hold a pre-New Drug Application (“NDA”) meeting with the FDA in the first quarter of 2020, and submit a NDA to the FDA in the first half of 2020.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information, please contact:

Mr. Michael R. Martin, Chief Operating Officer
250-708-4272
mmartin@auriniapharma.com

Item 9	Date of Report

December 9, 2019

Cautionary Note Regarding Forward-looking Statements

Certain statements made in this press release may constitute forward-looking information within the meaning of applicable Canadian securities law and forward-looking statements within the meaning of applicable United States securities law. These forward-looking statements or information include but are not limited to statements or information with respect to the anticipated pre-NDA meeting with the FDA in the first quarter of 2020 and the anticipated NDA filing to the FDA during the first half of 2020. It is possible that such results or conclusions may change based on further analyses of these data. Words such as “anticipate”, “will”, “believe”, “estimate”, “expect”, “intend”, “target”, “plan”, “goals”, “objectives”, “may” and other similar words and expressions, identify forward-looking statements. We have made numerous assumptions about the forward-looking statements and information contained herein, including among other things, assumptions about: the market value for the LN, dry eye syndrome (“DES”) and focal segmental glomerulosclerosis (“FSGS”) programs; that another company will not create a substantial competitive product for Aurinia’s LN, DES and FSGS business without violating Aurinia’s intellectual property rights; the burn rate of Aurinia’s cash for operations; the costs and expenses associated with Aurinia’s clinical trials; the planned studies achieving positive results; Aurinia being able to extend and protect its patents on terms acceptable to Aurinia; and the size of the LN, DES or FSGS markets; Aurinia will be able to obtain all necessary regulatory approvals for commercialization of voclosporin for use in LN on terms that are acceptable to it and that are commercially viable; and that Aurinia’s intellectual property rights are valid and do not infringe the intellectual property rights of other parties. Even though the management of Aurinia believes that the assumptions made, and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

Forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aurinia to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Such risks, uncertainties and other factors include, among others, the following: difficulties, delays, or failures we may experience in the conduct of our clinical trial; difficulties we may experience in completing the development and commercialization of voclosporin; the market for the LN, DES and FSGS business may not be as estimated; Aurinia may have to pay unanticipated expenses; estimated costs for clinical trials may be underestimated, resulting in Aurinia having to make additional expenditures to achieve its current goals; Aurinia not being able to extend or fully protect its patent portfolio for voclosporin; competitors may arise with similar products; Aurinia may not be able to obtain necessary regulatory approvals for commercialization of voclosporin in a timely fashion, or at all; and Aurinia may not be able to obtain sufficient supply to meet commercial demand for voclosporin in a timely fashion. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actual results, performances, achievements or events to not be as anticipated, estimated or intended. Also, many of the factors are beyond our control. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements or information.

Except as required by law, Aurinia will not update forward-looking information. All forward-looking information contained in this press release is qualified by this cautionary statement. Additional information related to Aurinia, including a detailed list of the risks and uncertainties affecting Aurinia and its business can be found in Aurinia’s most recent Annual Information Form available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com or the U.S. Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) website at www.sec.gov/edgar.